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                              March 16, 2023

       Linghui Kong
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Registration
Statement on Form F-4
                                                            Filed March 8, 2023
                                                            File No. 333-270345

       Dear Linghui Kong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed March 8, 2023

       BSGA's Board's Review of Valuation, page 135

   1. We note your non-reliance on your outdated projections and your consideration of certain selected financial
information to support a revised valuation of Bitdeer. In this regard, explain how the
significant drop in the valuation of Bitdeer ($4.5 billion reduced to $1.18 billion) provided the
Board an "adequate basis" to support consummation of the merger.
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
March      NameBitdeer Technologies Group
       16, 2023
March2 16, 2023 Page 2
Page
FirstName LastName
BSGA's Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 190

2. Please revise to update the discussion indicating that you have not selected any specific business combination target.
Critical Accounting Policies
Net Income per Common Share, page 194

3. Please revise to explain how the estimation uncertainties impact your computation of net loss per share.
Bitdeer's Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 220

4. We note the selected unaudited financial information for the year ended December 31,
         2022 disclosed on page 142. Tell us what consideration you gave to discussing and analyzing your preliminary results, with disclosure addressing whether such results reflect trends consistent with your historical results, and why only preliminary financial information is available. Also consider disclosing such information in the forepart of the filing.
Experts, page 272

5. We note that you have also included audited financial statements of Blue Safari Group
         Acquisition Corp. as of December 31, 2022. Revise to update the disclosure regarding the statement of experts. Refer to Item 10.G of Form 20-F.
Annex D: Valuation Reports of Royson Valuation Advisory Limited, page D-1

6. Please include Royson's updated Valuation Report supporting the revised valuation of
         Bitdeer.
Exhibit 99.10, page II-2

7. The representation included as Exhibit 99.10 indicates that the registration statement on
         Form F-4 relates to the proposed initial public offering in the United States of the
         Company   s ordinary shares to be represented by American depositary shares in
         connection with the business combination. However, we note that, pursuant to the Third
         Amendment, the parties agreed to remove the American Depository Share structure previously contemplated under the Second Amended Merger Agreement and instead issue ordinary shares of BTG as considerations to be paid. Please revise the description of the registration statement in your representation, accordingly.
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
March      NameBitdeer Technologies Group
       16, 2023
March3 16, 2023 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Will Cai